COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollar Amounts In Thousands)

	2000	1999	1998	1997	1996

EARNINGS
Pre-tax income (loss)	$123	$40,092	$55,069	$25,153	$(191,394)
Fixed charges	13,024	13,109	15,865	16,683	17,913

Total (a)	$13,147	$53,201	$70,934	$41,836	$(173,481)

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$11,889	$12,221	$15,009	$15,768	$17,052
Interest portion of rental expense	1,135	888	856	915	861

Total fixed charges (b)	$13,024	$13,109	$15,865	$16,683	$17,913

Ratio of earnings to fixed
charges (a)/(b)	1.0x	4.1x	4.5x	2.5x	(2)

(1)

For purposes of determining this ratio, pre-tax income (loss) consists of income before income taxes, cumulative effect of accounting change (1999) and extraordinary loss (1997), plus fixed charges. Fixed charges consist of interest expense and the portion of operating leases that management believes are representative of the interest factor.

(2)	Earnings were insufficient to cover fixed charges by $191.4 million in 1996.